# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Made in USA Inc., CIK 0001977837
CUSIP: 01642X208
Title of class of securities: Common Stock 0.001 par value
Address of issuer's principal executive offices: 1712 PIONEER AVENUE,, SUITE 500, CHEYENNE, Wyoming (WY), 82001
Date of event which requires filing of this statement: 08/28/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002135948

## Reporting persons
- Aspire Heights, LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); sole voting power 1,440,000; shared voting power 0; sole dispositive power 1,440,000; shared dispositive power 0; aggregate amount beneficially owned 1,440,000 (8% of the class)
  Comment: Aspire Heights LLC, a Wyoming Limited Liability Company

## Item 1. Issuer
Name of issuer: Made in USA Inc.
Address of issuer's principal executive offices: 1712 Pioneer Ave. Suite 500, Cheyenne, WY 82001

## Item 2. Person Filing
Name of person filing: Aspire Heights, LLC
Address of principal business office or, if none, residence: 6817 Davenport Divide Road, Austin TX 78738
Citizenship: Wyoming limited liability company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,440,000
Percent of class: 8.0%
Sole power to vote or to direct the vote: 1,440,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,440,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Aspire Heights, LLC: /s/ Timothy Wesselman, Timothy Wesselman, Manager (05/22/2026)